Mail Stop 4561

September 17, 2008

Gregory A. Smith
Senior Vice President and CFO
Marshall & Ilsley Corporation
770 North Water Street
Milwaukee, Wisconsin 53202

   **RE:**  **Marshall & Ilsley Corporation**
      **Form 10-K for Fiscal Year Ended December 31, 2007**
      **Form 10-Q for the Fiscal Quarter Ended June 30, 2008**
      **File No. 001-33488**

Dear Mr. Smith,

   We have completed our review of your Form 10-K and Form 10-Q and have no further comments at this time.

        Sincerely,

        Kevin W. Vaughn
        Accounting Branch Chief